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                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER


                   Pursuant to Rule 13A-16 or 15D-16 of the
                        Securities Exchange Act of 1934

                          For the month of March 1999



                          PEAK INTERNATIONAL LIMITED
                          --------------------------
                   Units 3, 4, 5 and 7,  37th Floor, Wharf
                        Cable Tower, 9 Hoi Shing Road,
                           Tsuen Wan N.T., Hong Kong
                          --------------------------
                   (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


                       Form 20-F [X]      Form 40-F [_]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       Yes [_]            No [X]

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     On March 1, 1999, The Chairman of the Board of Directors of Peak
International Limited, a Bermuda company, ("Peak") sent notice of adjournment of a special general meeting of Peak's shareholders. Previously, the meeting was to be held at 9:00 a.m. (Hong Kong time) on March 1, 1999 at 20th Floor, Alexandra House, 16-20 Charter Road, Central, Hong Kong. Pursuant to the March 1 notice, the date and time of the meeting have been adjourned to 9:00 a.m. Hong Kong time, on March 10, 1999.

     Peak is a leading supplier of precision engineered packaging products for the storage, transportation, and automated handling of semiconductor devices and electronic components.

     Peak files the following exhibit as part of this Report:

     Exhibit 99.1 Copy of the Letter from the Chairman, dated December 1, 1999, including notice of adjourned meeting, sent by T.L. Li.

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     Pursuant to the requirements of the Securities and Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    PEAK INTERNATIONAL LIMITED

Date: March 4, 1999                 By: /s/ Jerry Mo
                                        -----------------------------
                                        Jerry Mo
                                        Chief Financial Officer

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